Exhibit 99.40

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 14, 2011.

3.	Press Release

The Press Release dated March 14, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. announced that Sprott Asset Management LP had advised that it has voted against the proposed acquisition of Capital Gold by Gammon Gold Inc.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

March 14, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 14, 2011	TSX-V: TMM

NEWS RELEASE

SPROTT VOTES AGAINST GAMMON DEAL

VANCOUVER, B.C. – Timmins Gold Corp. (TSX-V:TMM) is very pleased to announce that Sprott Asset Management LP has advised Timmins Gold that it has voted the shares of Capital Gold Corporation (NYSE AMEX/TSX:CGC) over which it exercises direction or control against Gammon Gold Inc.'s proposed acquisition of Capital Gold. Further, Sprott has advised Timmins Gold that it intends to vote all of such shares in favour of the Timmins' proposal for Capital Gold. Sprott Asset Management LP exercises direction and control over approximately 12.5% of the outstanding shares of Capital Gold, which based on Capital Gold’s disclosure, represents the largest single voting block.

Bruce Bragagnolo, CEO of Timmins Gold, stated: “We are very pleased that Sprott Asset Management LP has voted AGAINST the Gammon deal and has advised of its intent to vote in favour of the Timmins Gold proposal .

Eric Sprott is a legendary investor, recently named Top Financial Visionary in Canada. Mr. Sprott has a long history of identifying emerging investment themes which have greatly benefited investors in Mr. Sprott’s funds. Some of Mr. Sprott’s most notable market calls include predicting the bursting of the technology and housing bubbles and the subsequent financial crisis, as well as the dramatic appreciation in the value of precious metals and other commodities.

VOTE AGAINST THE GAMMON TRANSACTION NOW TO PRESERVE YOUR RIGHT
TO A BETTER DEAL

YOUR VOTE IS IMPORTANT

We urge you to vote AGAINST the Capital Gold board's proposal to adopt the plan of merger with Gammon and send a strong message to the Capital Gold board. If you have any questions about which proxy card to use or how to vote please contact Innisfree M & A Incorporated at the number listed below.